UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

March 2, 2004

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3th Floor, Santiago Chile (562) 6868900

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On February 23, 2004, the Registrant announced to the Superintendencia de Valores y Seguros of Chile (the "SVS") the modification of the functional currency in the US GAAP reconciliation included in the 20-F. Attached is an English translation of the report that was filed by the Registration with the Superintendencia de Valores y Seguros of Chile (SVS).

TABLE OF CONTENTS

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- Letter to the SVS 5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

Date: March 1, 2004 By : /S/ FRANCISCO CASTRO .

Franciso Castro

Chief Financial Officer

Santiago, February 27, 2004

Office of Filings and information Services

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 1-4

Washington, D.C. 20549

U.S.A.

Re.: AES Gener S.A.

Form 6-K File N. 1-13210

Dear Sirs:

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934, we hereby enclose one originally executed copy of Form 6-K with information about the modification of the functional currency in the US GAAP reconciliation included in the 20-F filed with the Securitiy Exchange Commission. Such Form is an English translation of the report that Gener filed in Spanish on February 23, 2004 with the Superintendencia de Valores y Seguros de Chile.

Yours sincerely,

AES Gener S.A.

Francisco Castro

Chief Financial Officer

Santiago, February 23, 2004

 Mr.

Alejandro Ferreiro Yazigi

Superintend Securities and Insurance

Dear Sir,

In addition to the letter sent today with a copy of the 20-F, filed with the Security Exchange Commission on Friday, February 20, 2004, we inform you that during the preparation of the information of the financial statements included in this documents, the company resolved to use the American dollar as functional currency, instead of the Chilean peso, previously used.

Accordingly, the Company's Annual Report on Form 20-F gives effect to the change in functional currency. This change is reflected in the U.S. GAAP reconciliation for the fiscal year ended December 31, 2003, as well as in the restated U.S. GAAP reconciliations for the fiscal years ended December 31, 2001 and 2002. The Company's restated U.S. GAAP reconciliations reflect an increase in net income from ThCh$10,578,578 to ThCh$50,788,555 for the fiscal year ended December 31, 2001, and an increase from a net loss of ThCh$(4,757,068) to net income of ThCh$38,309,319 for the fiscal year ended December 31, 2002.

The restatement does not affect the financial statements of the Company for the years 2001 and 2002 that were prepared in accordance with Chilean GAAP.

Sincerely yours,

Luis Felipe Ceron Ceron

General Manager

AES Gener S.A.